VIA FEDERAL EXPRESS DELIVERY, FACSIMILE AND EDGAR


June 14, 2005


Mr. Rufus Decker
Accounting Branch Chief
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W., Mail Stop 5-10
Washington, DC  20549

RE:      CFC International Inc.
         Form 10-K for the Year Ended December 31, 2004
         File No. 0-27222

Dear Mr. Decker:

This letter is in response to your May 31, 2005 letter addressed to Mr. Dennis Lakomy, Executive Vice President and Chief Financial Officer, CFC International, Inc. related to the Securities and Exchange Commission's review of the Company's Form 10-K for the fiscal year ended December 31, 2004 and Form 10-Q/A for the period ended March 31, 2005 File No. 0-27222. The Securities and Exchange Commission's comments and the Company's responses are provided below.

Comment 1.      (Comment applicable to overall filing)
------------------------------------------------------

                Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Response:       Included in our responses are the expected revisions or
                disclosures to be considered and incorporated in future quarterly and annual filings.

Comment 2.      (Management's Discussion and Analysis of Financial Condition and
                Results of Operations - Results of Operations, page 23)
--------------------------------------------------------------------------------

                We read you response to comment 2. However, we noted that only the incentive payment under research and development for 2004 was quantified. Please confirm that this was the only incremental change that was practical to quantify. Otherwise, please quantify your increase in the gift card business under net sales, lower direct labor costs under cost of goods sold and your cost of living adjustments under research and development expenses. Please quantify each business reason where practical. Refer to Item 303 (a) (3) of Regulation S-K and Financial Reporting Codification 501.04.

Response:       In future filings the company will enhance its disclosures.
                The increase in security products between 2004 and 2003 was $2.4 million dollars. The company disclosed that this increase was attributable to an increase in the volume of its gift card business. This increase was $2.2 million, or 92% of the increase. Thus, the company will disclose that the increase was attributable to a $2.2 million increase in gift card business. With respect to changes in cost of goods sold, the actual total labor costs in dollars increased between years, however because revenues increased they declined as a percentage of revenues. The company will provide disclosures in future filings which quantify the dollar magnitude or the change in the labor costs as a percentage of net revenues to better quantify the change between periods. The $800,000 increase in research and development expenses is attributable to $533,000 (67% of the increase) of incentive payments and the remainder is cost of living adjustments. Revised wording to say that the remainder of the increase is due to cost of living expense will be provided in future filings.

Comment 3.      (Financial Statements, SFAS 123, page 45)
---------------------------------------------------------

                We have read your response to comment 8. Please specifically disclose the line item for the stock-based employee compensation costs, net of related tax effects, included in the determination of net income as reported. See paragraph 45.c (1) to (4) of SFAS 123, as amended by SFAS 148.

Response:       The Company will provide the required disclosures in future filings. Such amounts have been immaterial in past periods, but to provide more clarity the disclosure will be revised into a format as follows:

                Net income as reported                          $
                Add: Stock-based compensation expense
                     included in reported net income, net
                     of related tax effects
                Less: Stock-based compensation expense for
                      option and share awards determined by
                      the fair-value based method, net of
                      related tax effects
                                                                -------

                Pro forma net income                            $

                Required proforma per share amounts will also continue to be provided.

Comment  4.     Form 10-Q/A for the period ended March 31, 2005
---------------------------------------------------------------

                Please address the above comments in your interim filings as well.

Response:       The Company will review its quarterly filing and make
                appropriate revisions based upon the staff's comments.

Comment  5.     Controls and Procedures

                You indicated that under the supervision and with the participation of your management, including the CEO and CFO, you conducted an evaluation of the overall effectiveness of your disclosure controls and procedures. However, it does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are effective. Please amend your Form 10-Q for the period ended March 31, 2005 to state in clear and unqualified language, the conclusions reached by your CEO and CFO on the effectiveness of your disclosure controls and procedures. Please also indicate whether there were any significant changes in your internal control over financial reporting for the quarter ended March 31, 2005. See Items 307 and 308 of Regulation S-K. In doing so, please re-file the entire Form 10-Q/A, along with updated certifications.

Response:       The language relating to the conclusions reached by our
                certifying officers as to the effectiveness of our disclosure controls and procedures was inadvertently left out of the filing. The Company will amend its Form 10-Q/A for the period ended March 31, 2005 to add the following two sentences to the end of the first paragraph of item 4 of our Form 10-Q/A:

                Based upon their evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective as of March 31, 2005. There were no changes in our internal controls or in the other factors that could significantly affect these controls in the first quarter of 2005.

                We will re-file the entire Form 10-Q/A, as amended, along with updated certifications.

Comment 6.      Exhibits 31.1 and 31.2
--------------------------------------

                Please revise your certification to reference the Form 10-Q/A for the quarter ended March 31, 2005.

Response The certifications included with the amended Form 10-Q/A will be revised to reflect the proper period and will be dated as of a current date.


Sincerely,



Dennis W. Lakomy
Executive Vice President &
Chief Financial Officer